CHINA DIGITAL MEDIA CORPORATION
2505-06, 25/F, Stelux House, 698 Prince Edward Road East,
Kowloon, Hong Kong
******
March 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn : Larry Spirgel (Assistant Director) and Joseph Kempf (Senior Staff Accountant)

Re:          China Digital Media Corporation
Form 10-KSB.A for Fiscal Year Ended December 31, 2005
Filed February 28, 2006
File Number: 0-30212

Thank you for your comment letter dated March 5, 2007 (the “Comment Letter”) with respect to the above-captioned annual report. We would like to submit our responses hereto to your comments, and this letter sets forth each of our responses in outline form below.

We are acknowledging that:
˙ We are responsible for the adequacy and accuracy of the disclosure in the filing;
˙ Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
˙ We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Summary of Significant Accounting Policies and Organization (M) Revenue Recognition, page 32

We note your responses to our previous comments in your letters dated August 29, 2006 and October 9, 2006 however; we continue to question your accounting for the reduction in the amount owed to the STB supplier. It seems unreasonable to argue that the reduction in the amount owed was unrelated to the previous equipment purchases given its characterization as a “volume discount,” your renegotiation of the price when the “cumulative order for STB exceeded 100,000 units,” and the reduction in the amount owed was negotiated as part of the Supplemental Purchase Agreement. We do not find your argument that it was a payment to induce the Company to continue to procure STE equipment from the supplier persuasive given that it apparently was not conditioned on you making future purchases. Also, the fact that you negotiated a lower price after taking delivery of the equipment does not change the fact that you paid less for the equipment. Your original recording the purchases at the previously contracted price does not justify continuing to carry the equipment at this price when, in fact, you paid less for it. Revise your financial statements to record the STB equipment at its actual historic cost in accordance with generally accepted accounting principles.

CDMC response:

We appreciate the comment and advice from SEC regarding the accounting treatment of the volume discount (“consideration”) our company received in the year ended December 31, 2005. We understand there is difference between our company and SEC in interpretation of the nature of the consideration. In the fiscal year of 2005, we treated the consideration as a one-time Other Income in our Statements of Operations as we regarded it as an inducement offered by our set-top-boxes (“STB”) supplier for future purchases. However, we think that SEC’s view is to treat it as a kind of supplier rebate for previous purchases.

Having further reviewed of relevant accounting standards, particularly the EITF Issue No. 02-16 “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, and discussion with our auditors, we agree to adopt your view and to restate our financial statements to reflect the consideration as a supplier rebate received by our company in the fiscal year of 2005.

Change of accounting treatment is described as follow:

Instead of crediting the entire amount of the consideration as other income, the portion of consideration corresponding to the sale of respective STB will be reclassified and credited against Cost of Sales. The portion of consideration corresponding to STB used for digital television migration will be treated as a reduction of the balance of Property and Equipment whereas the remaining portion represents a reduction of the balance of Inventories. The aforesaid balance credited to Property and Equipment will be depreciated over a period of 5 years in line with the depreciable life of the respective STB.

As our entitlement to receive the consideration happened only in August 2005, no change to the financial statements is required prior to that period. However, the restatement will affect the financial statements reported in the 3rd quarter of 2005, 2005 10K-SB filing, 1st, 2nd and the 3rd quarters of 2006.

The sequential process on restatement of our company’s financial statements will be:-
1.	to file a 8K informing the shareholders our company’s decision to restate the relevant financial statements and the process of filings to effect the restatement;
2.	to file 2006 10K-SB which includes the restated financial statements for the year ended December 31, 2005;
3.	to file a 8K-A attaching restated financial statements for the 3rd quarter of 2005; 1st, 2nd and 3rd quarters of 2006;
4.	to include restated financial figures for the 1st quarter of 2006 in the coming filing of 10Q-SB for the 1st quarter of 2007;
5.	to include restated financial figures for the 2nd quarter of 2006 in the coming filing of 10Q-SB for the 2nd quarter of 2007;
6.	to include the restated financial figures for the 3rd quarter of 2006 in the coming filing of 10Q-SB for the 3rd quarter of 2007;

We appreciate to receive clearance of your queries on our previous filings if you are satisfied with our follow up actions as described above.

Please feel free to contact Benedict Li, our Chief Financial Officer, at (852) 97380440 or (86) 13925109877 if you have any further questions.

Sincerely,

/s/ Daniel Ng
Daniel Ng
President and CEO